
January 9, 2012

Via E-mail
Mr. Robert P. Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

      Re: **NCR Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             File No. 001-00395

Dear Mr. Fishman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Patrick Gilmore

                                  Patrick Gilmore
                                  Accounting Branch Chief